Exhibit 99.1

Fortuna reports production of 1.8 million ounces of silver and 10,101 ounces of gold for the first quarter of 2020

Vancouver, April 14, 2020-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to report production results for the first quarter of 2020 from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The Company produced 1.8 million ounces of silver and 10,101 ounces of gold, plus base metal by-products. Government-mandated constraints on business to curb the spread of COVID-19 in the countries that host our operations, have resulted in reduced production at the Caylloma Mine during the first quarter of 2020, and subsequent to the end of the quarter, have resulted in the suspension of operations at the San Jose Mine. Due to the uncertainties related to the impact of these constraints on the Company’s business and operations, the Company has withdrawn its production and cost guidance for 2020 until further notice (refer to Fortuna news release dated April 2, 2020).

First Quarter Production Highlights

▪	Silver production of 1,819,312 ounces; 19 percent decrease over Q1 2019
▪	Gold production of 10,101 ounces; 24 percent decrease over Q1 2019
▪	Lead production of 7,722,793 pounds; 8 percent increase over Q1 2019
▪	Zinc production of 11,821,186 pounds; 5 percent increase over Q1 2019
▪	Cash cost[1] for San Jose is US$71.1/t, in line with Q1 2020 budget
▪	Cash cost[1] for Caylloma is US$80.8/t, in line with Q1 2020 budget

Consolidated Operating Highlights

	First Quarter 2020			First Quarter 2019
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	132,741	246,826		130,150	256,643
Average tpd milled	1,491	2,837		1,479	2,984
Silver[2]
Grade (g/t)	70	216		66	267
Recovery (%)	83.53	91.66		84.06	90.76
Production (oz)	249,111	1,570,201	1,819,312	233,836	1,999,495	2,233,331
Gold
Grade (g/t)	0.24	1.33		0.28	1.71
Recovery (%)	46.39	91.34		48.74	90.14
Production (oz)	471	9,630	10,101	573	12,741	13,314

	First Quarter 2020			First Quarter 2019
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Lead
Grade (%)	2.96	N/A		2.74	N/A
Recovery (%)	89.28	N/A		91.34	N/A
Production (lbs)	7,722,793	N/A	7,722,793	7,172,202	N/A	7,172,202
Zinc
Grade (%)	4.58	N/A		4.37	N/A
Recovery (%)	88.22	N/A		90.07	N/A
Production (lbs)	11,821,186	N/A	11,821,186	11,295,244	N/A	11,295,244

Notes:

1. Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

2. Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate

3. Totals may not add due to rounding

San Jose Mine, Mexico

The San Jose Mine produced 1,570,201 ounces of silver and 9,630 ounces of gold in the first quarter of 2020, 11 percent and 16 percent below budget respectively. Average head grades for silver and gold were 216 g/t and 1.33 g/t, 6 percent and 12 percent below budget respectively.

Lower silver and gold production in the first quarter was attributed to a decrease in processed tonnes and to a variation in head grades. The decrease in processed tonnes is due to a stoppage in mining and processing operations caused by illegal road blockades in the vicinity of the mine, including access to the mine (refer to Fortuna news releases dated March 24, 2020 and March 25, 2020). The variation in head grades is related to a planned modification in the mining sequence to allow preparation work to be conducted for pillar recovery. This restricted access to high-grade material and resulted in mining more variable peripheral stopes during the quarter. The decrease in metal production due to the modification of the mining sequence is planned to be recovered throughout the remainder of the year, once government-imposed restrictions on the mining industry are lifted and production at the mine recommences.

Caylloma Mine, Peru

The Caylloma Mine produced 249,111 ounces of silver in the first quarter of 2020, 17 percent above budget. Average head grade for silver was 70 g/t, 17 percent above budget.

Lead and zinc production for the first quarter of 2020 was 7,722,793 pounds and 11,821,186 pounds, 17 percent and 3 percent above budget respectively. Average head grades for lead and zinc were 2.96 % and 4.58%, 19 percent and 6 percent above budget respectively.

On Sunday, March 15, 2020, the Government of Peru introduced a series of measures to contain the rapid spread of COVID-19. The Company, in compliance with the regulatory framework issued by the Ministerio de Energía y Minas (MINEM) and the Ministerio del Interior (MININTER), proceeded to demobilize non-critical personnel and continued to operate, using essential personnel at Caylloma, by drawing ore from its coarse ore stockpiles (refer to Fortuna news release dated March 17, 2020). In the first quarter, 86 percent of treated ore was sourced from the Animas vein grading 70 g/t Ag, 2.95% Pb and 4.57 % Zn and 14 percent was sourced from coarse ore stockpiles grading 71 g/t Ag, 2.91% Pb and 4.65 % Zn.

Lindero Project, Argentina

Mining activity ramped up in the first quarter of 2020 with a total of 718,000 tonnes of mineralized material and 1,766,000 tonnes of waste mined until March 19, 2020, when operations were suspended due to a government declared period of mandatory national social isolation in relation to COVID-19 (refer to Fortuna news release dated April 2, 2020). Prior to the shut-down, the operation had successfully achieved a mining rate of 40,000 tonnes per day which is required to support full production.

The table below details material movements from the pit as estimated from the grade control model versus the Mineral Reserve block model for comparable volumes.

		Grade Control Model[1,3]	Mineral Reserve Model[2,3]	Difference
Stockpile	Tonnes	718,000	675,000	6.4%
	Au (g/t)	0.51	0.56	-8.9%
	Au (oz)	11,700	12,200	-4.1%
Waste Dump	Tonnes	1,766,000	1,801,000	-1.9%

Notes:

1.	Grade control model numbers are based on estimates from blast holes
2.	Mineral Reserve model numbers are based on the updated Mineral Reserve estimates as of March 31, 2019 (refer to Fortuna news release dated April 4, 2019). See also the Technical Report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” with an effective date of October 31, 2017 prepared by Eric Chapman, Edwin Gutierrez, Geoff Allard and Denys Parra Murrugarra. The updated Mineral Reserve estimate does not materially change the information presented in the Technical Report.
3.	Based on a cut-off grade of 0.26 g/t Au

Since the start of pre-production in September 2019, mining has focused on extracting medium to low-grade material for stockpiling and preparing the mine through additional waste stripping, while actively avoiding high-grade zones so that this material will be available as direct feed upon plant commissioning.

The main reason for the differences between the two models is related to the focus on extracting low grade mineralized material and waste in the first quarter, as demonstrated by a high strip ratio of 2.46. Mining predominantly in waste areas results in higher levels of dilution than would on average be experienced. This level of dilution is not expected to be observed when mining switches to higher grade areas.

Quality Assurance & Quality Control

Grade control estimates are based on blast hole chip samples submitted to Lindero´s on-site laboratory for preparation and assaying for gold, using fire assay with an atomic absorption finish. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the submission of duplicate samples for verification of sampling and assay precision levels by an ISO 9001:2000 certified umpire laboratory. ALS Global Laboratory in Mendoza, Argentina prepared the samples for assaying and then forwarded the samples to ALS Global Laboratory in Lima, Peru for assay by standard fire assay methods.

Qualified Person

Amri Sinuhaji, Technical Services Director – Mine Planning, for the Company is a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Sinuhaji is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (# 48305) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; the duration of the suspension of operations at the Company’s mines and the Lindero Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; the duration of the suspension of operations at the Company’s mines and the Lindero Project, the impact of the suspension of operations on production and the Company’ business operations and financial condition; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; the duration of the suspension of operations at the Company’s mines and the Lindero Project, the impact of the suspension of operations on production and the Company’ business operations and financial condition; the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the reconciliation of mineral reserves at the Lindero Project remains consistent with the mineral reserve model; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. While the SEC recognizes the reporting of mineral deposits which do not meet the Industry Standard Guide 7 definition of “reserve” as of February 25, 2019, the effective adoption of the Modernization of Property Disclosures for Mining Registrants, such rules are not required to be compiled with until the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.